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                               October 7, 2021

       James Condon
       Director and Authorized Representative
       Pegasus Digital Mobility Acquisition Corp.
       260 Mason Street
       Greenwich, CT 06830

                                                        Re: Pegasus Digital
Mobility Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 28,
2021
                                                            File No. 333-259860

       Dear Mr. Condon:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure that the anchor investors each expressed to you an interest in purchasing 1,980,000 or
less units. Please clarify whether this amount is per investor or an aggregate total. If
the amount is per investor please revise your disclosure to clarify the aggregate total number
of units, which may be acquired by the anchor investors.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 James Condon
Pegasus Digital Mobility Acquisition Corp.
October 7, 2021
Page 2

statement.

       Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 if you
have any questions.



                                                         Sincerely,
FirstName LastNameJames Condon
                                                      Division of Corporation
Finance
Comapany NamePegasus Digital Mobility Acquisition Corp.
                                                      Office of Real Estate &
Construction
October 7, 2021 Page 2
cc:       Heath D. Linsky, Esq.
FirstName LastName